Gender Impact Statement 2023



Gender Impact Statement 2023

Province of New Brunswick
PO 6000, Fredericton NB E3B 5H1 CANADA
gnb.ca

ISBN 978-1-4605-3418-2

March 2023

Table of Contents

Gender-Based Analysis Plus 4

Diversity in New Brunswick 4

    Population 4

    Education 5

    Income & Labour Force 5

    Language Proficiency 6

    Persons Living with a Disability 6

    Racialized and Indigenous Populations 6

    Transgender, Non-binary, & Gender-Diverse Population 7

GBA+ Process for Budget 2023-2024 7

Overview of Gender and Diversity Impacts 8

    Dependable Public Health Care 8

    World-Class Education 8

    Vibrant and Sustainable Communities 9

    Energizing the Private Sector 10

    Vulnerable Populations and Equity Seeking Groups 10

Overall Impact Assessment 11

    GBA+ Timing 12

    Direct Benefits: Gender 12

    Direct Benefits: Additional Characteristics 13

    Impact Reports 13

Moving Forward 55

Acknowledgements 55

Gender-Based Analysis Plus

Gender-Based Analysis Plus (GBA+) is an intersectional policy lens that considers how programs, policies, and initiatives may impact all genders. GBA+ also considers other diverse identity factors, including race, ethnicity, religion, age, language, disability, and how the interaction between these factors influences the way we might experience government policies and initiatives. The Government of New Brunswick (GNB) has been committed to using GBA+ since 2016. To date, nearly 1,300 GNB employees have taken part in GBA+ training, including deputy ministers, assistant deputy ministers, policy and operational directors, process improvement specialists, managers, and analysts. Specifically, in 2022, over 800 GNB employees participated in GBA+ training. Twenty-one (21) GBA+ Champions have been selected from across government departments to help their colleagues understand the value of GBA+ and look for opportunities to incorporate GBA+ into their work. A GBA+ community of practice (COP) has also been created with nearly 70 employees as members. The COP provides a wider exposure to the topic and allows colleagues to share best practices and further collaborate in keeping with the spirit of One Team One GNB.

In addition to providing GBA+ training to government, we have created an accessible GBA+ tool and guide that is available online for public use to further promote gender equality, diversity and inclusion in the private sector.

Ensuring proposed programs, policies, and initiatives have intended and equitable results for all New Brunswickers will help lead to a more equitable society. GBA+ makes good policy sense and must continue being an integral part of the way we think and work as public servants.

This Gender Impact Statement provides information about the GBA+ impacts of specific measures in Budget 2023–2024.

Diversity in New Brunswick

Population

According to Statistics Canada, New Brunswick's population was estimated at 820,786 as of October 1, 2022. New Brunswick's population has increased by more than 50,000 individuals in the last five years (October 2017 to October 2022). As per the 2021 Census data, when the total New Brunswick population was 775,610, there were 394,155 women+ [1] and 381,455 men+[2]. Immigrants accounted for almost 6% (44,120 people) of the New Brunswick population in the 2021 Census, while non-permanent residents accounted for 1.4% (10,860 people). The most populous immigrant age group was 35-44, accounting for 18.3% of the total immigrant population. There were 14,510 interprovincial migrants to New Brunswick in the year preceding the 2021 Census. Also in 2021, seniors made up 22.8% (177,160) of the population, of those, 94,810 were women+ and 82,355 were men+.

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[1] Includes women (and/or girls), as well as some non-binary persons
[2] Includes men (and/or boys), as well as some non-binary persons

Education

New Brunswick women+ are more likely than men+ to have completed high school and attained post-secondary credentials. From the 2021 Census, 158,995 New Brunswickers aged 25 to 64 years (54.3% men+ and 45.7% women+) had a high school diploma or less as their highest educational credential, while 242,005 New Brunswickers (45.6% men+ and 54.4% women+) had some type of postsecondary certificate, diploma, or degree, including:

- 31,475 (70.5% men+ and 29.5% women+) with an apprenticeship or a trades certificate or diploma
- 108,710 (42.9% men+ and 57.1% women+) with college, CEGEP or other non-university certificates or diplomas.
- 7,670 (39.0% men+ and 61.0% women+) with university certificates or diploma below bachelor level
- 94,140 (40.8% men+ and 59.2% women+) with bachelor's degrees or higher

Income & Labour Force

From the 2021 Census, New Brunswick had 648,350 income recipients over the age of 15 (49% men+ and 51% women+). The median after-tax income for women+ was $31,000 and $37,200 for men+. In addition, the number of residents receiving $100,000 or more after taxes in 2020 was 16,315 (27% women+ and 73% men+).

In 2022, Canadian Labour Force Survey indicated female employees in New Brunswick earned, on average, 91.8% as much as males per hour, with females earning an average of $26.22 per hour, and males earning an average of $28.56 per hour. At a national level, this ratio was 86.7%. The gap in hourly wages between males and females in the province has narrowed significantly over time. In 2000, females earned just 77.5% as much as males.

As of February 2023, 58.0% of working-age (15+) women were participating in the labour force. This was roughly on par with both the rate seen in February 2022 of 57.8%, and the rate seen immediately before the pandemic (February 2020) of 58.4% (with the slight decrease attributable to the effects of population aging). On the other hand, participation among men in February (63.3%) was up relative to February 2022 (62.8%), but still down relative to February 2020 (65.0%). This decrease in participation among men was partially, but not entirely, attributable to the effects of population aging. Similar trends have occurred with employment rate. As of February 2023, the unemployment rate among women was 4.5%, down from both the 6.5% seen in February 2022, and the rate seen immediately before the pandemic (February 2020) of 6.0%. Among men, the unemployment rate in the province was 8.1% in February, well above the female rate, but still down compared to both February 2022 (8.4%) and February 2020 (8.5%).

Women+ are three times more likely to be a one-parent family household in New Brunswick. Women+ also occupy most of the caregiving and administration positions and are still underrepresented in male-dominated careers. As of January 2023, 83% of health care workers and 74% of business and administrative workers in New Brunswick were female compared to only 7% of female in trades and related occupations.

Caring for children is one factor that contributes to the lower levels of labour force participation, higher rates of part-time employment, and higher absence rates that are seen among females. In 2022:

- There were nearly two and a half times as many mothers not in the labour force as there were fathers in this group. This ratio was even higher for parents of children aged 0 to 5.
- There were nearly seven times as many females who reported working part-time for childcare-related reasons compared to males.
- Females were four times as likely as males to be absent from work for personal or family related reasons.

Language Proficiency

Respecting language proficiency, the 2021 Census Profile identified 34% of the New Brunswick population could speak both English and French. However, French was the first official language of 30% of the population (229,330 people) with the majority of Francophones living in Campbellton-Miramichi (41%) and Moncton-Richibucto (36%) regions. Although 2021 Census data indicates that the percentage of New Brunswickers speaking predominantly French at home is dropping, 2,315 French-speaking immigrants settled in New Brunswick in 2022, which is an increase from 790 French-speaking immigrants in 2021.

Persons Living with a Disability

As of 2017, 161,590 New Brunswickers aged 15 and over reported having a disability or multiple disabilities. This represented 26.7% of the province's population aged 15 and over and is the second highest percentage in the country. In New Brunswick, working-age people with a developmental disability have a 22.8% employment rate compared with 76.5% for people without a disability. The most common types of disabilities among New Brunswick's typical working-age population were those related to pain, mental health, flexibility, and mobility. In the province, as well as around the country, disabilities are more prevalent among women than men overall. Rates of intimate partner violence are considerably higher for women with disabilities due to their greater risk of being isolated or having a heightened dependency on their partner. The next Canadian Survey on Disability is anticipated to release in late 2023, which will provide a more current snapshot of persons living with a disability in New Brunswick.

Racialized and Indigenous Populations

In 2021, 44,205 New Brunswick residents identified as members of a racialized group, accounting for 5.7% of the total population. In the 2021 Census, the following racialized groups were represented:

- Black (12,155 people)
- South Asian (8,630 people)
- Filipino (5,190 people)
- Arab (5,060 people)
- Chinese (4,085 people)
- Latin American (2,450 people)
- Southeast Asian (1,890 people)

- Korean (1,655 people)
- West Asian (915 people)
- Japanese (250 people)
- 550 people identified as being part of a visible minority not captured in the groups above, for example: Guyanese, Pacific Islander, Polynesian, or West Indian or Tibetan
- 1375 people identified as members of multiple visible minority groups

33,295 New Brunswickers identified as Indigenous, representing 4.3% of the province's population. More than half (63%) of the Indigenous population in the province identified as First Nations, while close to one third (31%) identified as Métis, and just over 2% as Inuk (Inuit); and some Indigenous people identified with multiple Indigenous groups. According to the Indigenous and Northern Affairs Canada's Indian Register System, as of December 21, 2021, there are approximately 19,985 First Nations people in New Brunswick, 9,968 on reserve and 7,017 off reserve.

Transgender, Non-binary, & Gender-Diverse Population
The 2021 Census was the first federal census to include population data which includes transgender and non-binary populations. Based on this, the total transgender population aged 15 and over was 1,365 people in New Brunswick. From this group, 675 people are transgender men and 695 people are transgender women. 815 people are non-binary in New Brunswick. Statistics Canada indicates that Two Spirit is included in the broader category of non-binary. Based on these numbers, New Brunswick had the second highest proportion (0.26%) of transgender men aged 15 to 34, and the third highest proportion (0.39%) of non-binary people, aged 15 to 34, across Canada.

GBA+ Process for Budget 2023-2024
The purpose of approaching the provincial budget with a GBA+ lens is to promote accountability and transparency in fiscal planning, while also increasing gender responsive participation in the budget process by considering all gender and marginalized realities in budget preparation. It will also assist in advancing gender equality and reducing systemic discrimination. We acknowledge that, despite our best efforts, this analysis can be subjective and is often limited by the availability of data, especially for certain diversity factors such as gender, race, sexual orientation, and disability.

As was the case in 2022, each department was asked to consider all budget items for how such decisions would positively, negatively, and differentially impact multiple genders and marginalized groups as it prepared its budgetary requests. These initial findings were then analyzed to report an overview of gender and diversity impacts (see next section).

To advance the Gender Impact Statement year over year, Government established a process to conduct a more rigorous GBA+ Impact Assessment on a number of items. Impact reports were developed based on best practices learned from the federal government budget process with the intent to collect more information on GBA+ related to various initiatives, policies, programs, and services. The assessment tracked the level of GBA+ involvement, collected more details on specific impacts and expected outcomes associated with the item, and any research and related plans for a GBA+ responsive approach.

The purpose of conducting these assessments is to share back more specific findings and impacts with stakeholders and the public.

In 2022, GBA+ Impact Assessments were conducted on approximately 10% of budget items. For Budget 2023, we have conducted Impact Assessments on 25% of budget items.

Overview of Gender and Diversity Impacts

Budget 2023-2024 impacts all New Brunswickers to varying degrees and this section of the gender impact statement attempts to highlight key initiatives that have gender and diversity considerations.

Dependable Public Health Care

- Investments in Indigenous Community Supports will provide funding to Indigenous communities to offer culturally appropriate mental health and addiction services for Indigenous children and youth in New Brunswick.
- Improving access to Primary Health Care is a top priority for the New Brunswick Government. By investing in Primary Health Care Transformation and organizing existing resources into team based collaborative care, residents will have improved access to timely care.
- Additional funds to provide greater financial support for Community Autism Resource Centres in New Brunswick will address increased demand and support improvements in service delivery.
- Additional funding for New Brunswick Post-Graduate Medical Education Priorities will create more training opportunities for New Brunswick medical students to do their residency training in New Brunswick and increase the number of medical seats in the province in both the Anglophone and Francophone programs.
- The New Brunswick Drug Plan provides coverage for New Brunswickers without drug insurance or who have reached the maximum of their existing coverage. Investments in this income-based plan will particularly benefit low income and senior New Brunswickers.
- Funding for Extra-Mural Virtual Care/Remote Patient Monitoring will improve the quality of care for patients, particularly post-discharge or between in-person visits. It will help reduce the length of hospital stays, improve patient outcomes, and lead to more effective health management.
- Additional funding to attract and retain health care professionals to improve access to health care services will help meet the needs of our growing and aging population and has a positive impact on all New Brunswickers by reducing the strain on the healthcare system.

World-Class Education

- Women make up 95.6% of early childhood educators and assistants. Trained, school age early childhood educators will receive a wage increase of $2.47 per hour under the Early Childhood Educator Wage Support Program
- To help address daycare shortages, Designated Preschool Space Creation will allow 200 additional provincially funded spaces for infants and preschool aged children in the for-profit sector.

- The pandemic, unexpected moves, welcoming newcomer students with needs beyond language, additional needs in kindergarten, and an increase in complex needs have all led to an increased demand for Educational Assistants (EAs) in the Francophone sector. The three Francophone districts are hiring additional EAs to meet these needs. Women account for 94.2% of EAs in the province.
- Many mitigating factors have led to a significant loss to face-to-face instructional time for students. Addressing the learning gap and persistent challenges with student achievement in literacy and numeracy will allow students to reach their academic potential in both the Anglophone and Francophone sectors.
- As schools approach 20-30% newcomer student populations, Language Support for English Language Learners will give teachers and schools the resources they need to support these students linguistically, culturally, and socio-emotionally.
- Investments in the Preschool Autism Program will allow children with autism spectrum disorder and their families to access therapeutic services in a timely manner and help children be better prepared to enter the school system.
- In the 2021-2022 academic year, approximately 63% of students receiving financial assistance were women. Increasing Student Financial Assistance will assist 6,000 New Brunswick students with rising costs of living and increasing tuition rates.
- The Virtual Learning Strategist model is targeted to assist apprentices with learning disabilities or apprentices who may otherwise need additional engaged learning time

Vibrant and Sustainable Communities
- Investments in Indigenous Capacity Funding will allow Indigenous leadership, representative organizations and/or communities to enable robust consultation and engagement, and the opportunity to incorporate Indigenous knowledge in important resource development initiatives.
- The Implementation of two of the Truth and Reconciliation Commission Calls to Action will provide education to public servants on the history of Indigenous peoples and will engage directly with residential school survivors to design and install a publicly accessible, highly visible monument in the capital city to honour survivors and memorialize those lost to Residential Schools.
- The relationship between the Province and First Nations is of utmost importance. Continued funding for GNB's First Nation Strategy will help build stronger relationships with First Nations in the province and a better understanding of needs.
- Human Service Workers provide important support services to New Brunswick seniors as well as individuals living with a disability, children and youth living in group homes, and other New Brunswickers in need. Wage increases for human service workers, the vast majority of whom are women, will help ensure we have the workforce needed to provide quality support to those in need.
- Increases to social assistance rates will improve the circumstances of New Brunswickers who are considered in the low-income bracket or on social assistance. This is especially true for women and lone parent households who disproportionately rely on social assistance.

- In December 2021, 65% of people living in nursing homes in New Brunswick were women. The Nursing Home Plan will allow the creation of one new 60 bed home in Saint John and two new 60 bed homes in Moncton.
- A wage increase will enhance the recruitment and retention of skilled Personal Support Workers, who are disproportionately women
- Extending the Grand Manan Ferry season will impact all Grand Manan residents and tourists but will be most impactful for older residents who need to travel to the mainland for vital services.
- Funding for the Community Museums Summer Employment Program provides summer employment for youth in the province and allows museums to stay open and welcome visitors.
- New Brunswick has agreed to host the 2029 Canada Summer Games. This will have a large impact on the province as a whole, including athletes, coaches, volunteers, communities, local businesses, spectators, and vendors. This will also include a Sports Development component, which will focus on improving the quality of the system and expanding sports programming.
- Using a model that has proven to reduce re-offending by 57-82%, the Corrections Reform Strategy aims to offer individualized treatment for inmates with programming adapted to the unique needs of female offenders, youthful offenders, Indigenous offenders, sex offenders and intimate partner violence offenders.
- Increases to the Correctional Services Budget will help cover operating and resourcing costs at the six provincial correctional institutions, including four for adult men, one for women and one for youth.
- The launch of The Official Languages Secretariat will create a positive cultural change within government and in communities by focusing on positive aspects of bilingualism and by enhancing bilingualism within the public service.

Energizing the Private Sector

- The agriculture sector is an economic driver for the province. The new Sustainable Canadian Agriculture Partnership investment aims to strengthen and grow agriculture and agri-food. This partnership includes targets to increase the proportions of applicants who are women, youth, and/or Indigenous peoples.
- Immigration Settlement Support Funding assists not-for-profit settlement agencies on specific projects aimed to assist newcomers with settlement, integration, and retention in New Brunswick.
- Women-led start-ups tend to receive a much smaller share of financing when compared to men-led start-ups. With a long-term goal of growing women led businesses in New Brunswick, Sandpiper Venture Fund will focus on ensuring that women have equal opportunities to access capital.
- New Brunswickers in rural regions will benefit from investments to promote Rural Broadband and Cellular coverage throughout the province.

Vulnerable Populations and Equity Seeking Groups

- A 10-year retrospective study titled Preventing Domestic Homicides in Atlantic Canada – Looking Back to See Our Way Forward will gather data on domestic homicides in Atlantic Canada.

Recommendations from this research will impact women as the primary victims of domestic homicide, and their children, as well victims from vulnerable demographic groups.

- The Indigenous Domestic Intimate Partner Violence Outreach Program will provide culturally relevant, safe, and sensitive services for Indigenous women and their children in eight First Nation communities who are subjected to domestic and intimate partner violence.
- Women and marginalized populations are subject to higher rates of sexual violence, particularly on university campuses. Improving the Response to Sexual Violence at Post-Secondary Institutions in New Brunswick is a pilot project that aims to increase sexual violence services at post-secondary institutions.
- Community-Based Sexual Violence Services Program will expand to provide eight additional communities with funds to support survivors of sexual violence as they navigate health, social, and justice systems; develop the response to sexual violence at the community level; and provide accessible, timely and sustained specialized sexual trauma counselling.
- Investments for Gender-Based Violence (GBV) Crisis Lines will support not-for-profit organizations providing existing GBV crisis hotlines who have addressed the impacts of the COVID-19 pandemic relative to GBV crisis support.
- In 2023, minimum wage will increase by $1.00 an hour on April 1 from $13.75 to $14.75. As women (57%) and youth (37%) make up a disproportionate share of minimum wage earners, this significant increase will positively impact these workers.
- Offering free menstrual hygiene products in all New Brunswick Public Libraries will greatly impact women and gender diverse people experiencing period poverty.
- Funding for the Provincial Parks Operations plan will add a new accessible playground at Parlee Beach and increase accessible programming and equipment at all Provincial Parks.

Overall Impact Assessment

We are committed to evidence-based decision making and taking into account impacts on people from a variety of perspectives. When making decisions that significantly affect peoples' lives, we must understand that the outcome may not be the same for everyone. A meaningful and transparent discussion around gender, diversity and other intersecting identities allows for a greater understanding of the challenges and helps decision makers come up with informed decisions to address those challenges.

To create the Impact Reports on the 40 items in the section that follows, we collected detailed information about any relevant gendered and intersectional impacts. We also asked questions about GBA+ usage in the development of these various policies, programs, services, and initiatives.

GBA+ Timing

GBA+ can be conducted at various stages throughout the development of a policy, program, service, or initiative. High-quality GBA+ requires early attention to develop effective options and strategies for delivering programs and services. For GBA+ to be most valuable, it is ideally built directly into the early stages of the development process. 68% of the 40 reports conducted indicated that no GBA+ was undertaken at any stage of the development process highlighting the need for further training and consultations on the impact and importance of using GBA+ going forward.


Timing of GBA+
No GBA+
Later
Mid-Point
Early
Existing
Unknown

Direct Benefits: Gender

For each of the reports, tracking impacts on diverse genders was significant as not all genders experience policies, programs, services, or initiatives in the same manner. In some cases, these measures may have been developed to directly impact one or more genders.


Direct Benefits: Gender
Transgender & Gender Diverse 15%
Women 32%
Men 3%
Gender Balanced 50%

Direct Benefits: Additional Characteristics

An important aspect of GBA+ is to recognize and highlight impacts related to specific group characteristics (i.e., race, disability, language, Indigeneity, region, age, income, etc.). The following graph indicates the overall percentage of time a group was identified as benefiting directly in all 40 reports under review. Because a number of these reports identified that there could be multiple impacts for multiple groups, some items were counted in more than one category, meaning that direct benefits could be experienced by more than one group of individuals. However, it is important to note that some impacts may be intersectional, meaning that they affect members who belong to multiple minority groups in unique, but specific, ways that would not be depicted below.



Direct Benefits: Additional Characteristics
Children / Youth
Indigenous
Lone Parent Household
Low Income
Newcomers
Persons with disabilities or health issues
Rural
Seniors
Students
Urban
Visible Minorities
2SLGBTQIA+
0%
10%
20%
30%
40%
50%
60%

Impact Reports

The following section contains 40 impact reports. Each report represents a program, initiative or service that will see investments or enhancements in 2023-2024 and the information in the reports were provided by departments in consultation with the Women's Equality Branch. Throughout these conversations, the Women's Equality Branch gained a better understanding of the direct, indirect, positive, and negative impacts that may result for diverse groups of New Brunswickers connected to the item. Departments learned about how GBA+ could be used as a tool to measure and monitor such impacts. The Women's Equality Branch used this consultative process as an opportunity to explain the benefit of using GBA+ early in the budget process and offered support and expertise on Gender-Based Analysis+ during the planning phase of programs, policies, services, and initiatives.

On each report below, departments described the key elements of the item, identified who the item targeted, and outlined who would most directly benefit from this item being approved. Education levels were divided into four categories: Some high school, high school graduate or equivalent, Certificate of Apprenticeship or other trades certificate or diploma, College or other non-university certificate or diploma, and University certificate, diploma, or degree. Income levels were divided into three

categories: lower income (under $40,000), middle income (between $40,000-80,000) and higher income (income over $80,000+). The *Data Sources* section allowed departments to signal what types of sources they used to determine that there would be impacts and what those impacts would be. We invited departments to note data gaps where they felt data was unavailable or not easily accessible pertaining to potential impacts. Where negative impacts were noted, departments were asked to demonstrate how they intended to address and mitigate these impacts in the *GBA+ Responsive Approach* section.

Sandpiper Venture Fund

This initiative is aimed at providing support to a venture fund that has a focus on investing in women led businesses. The initiative is targeted specifically to women and is focused on ensuring that women have equal opportunities to access capital with a long-term goal of growing women led businesses, including those in New Brunswick.

Women-led start-ups tend to receive a much smaller share of financing when compared to men-led start-ups.

The government has a loans and advances budget with some capital allocated to supporting investment venture funds in the province. Specifically, the government has committed to providing $3M in capital (over a period of 5 years) to a venture fund that's mission is to invest solely in women executive, c-suite and/or women owned businesses. In addition to their mandate to build a profitable investment portfolio, Sandpiper Ventures delivers education programming to accredited women investors new to the ecosystem and delivers mentoring, networking, and education to support female entrepreneurs to access funding and leadership opportunities to help build their businesses.

Data Sources: Statistics Canada

Data Gaps – No GNB data on gender breakdown of New Brunswick owned enterprises

Target Population: Women in business

Direct Benefits:
Gender:
Predominantly Women (>80%)

Income Distribution:
Middle Income
Higher Income

Inter-Generational:
No significant generational impacts
Adults

Additional Characteristics:
2SLGBTQI+ people, Workers, Newcomers, Anglophone Populations, Francophone Populations, Individuals with Certificate of Apprenticeship or other trades certificate or diploma, Individuals with college or other non-university certificate or diploma, Individuals with university certificate, diploma, or degree

GBA+ Timing: No GBA+ was previously conducted on this item

Attract Skilled Newcomers to Fill Talent Demand

Growing New Brunswick's population is vital to helping grow New Brunswick's economy. New Brunswick is currently facing a skilled labor shortage. Attracting newcomers is critical to help fill this gap. However, in doing so, New Brunswick needs to ensure that newcomers and communities have services and programs that support meaningful inclusion which helps strengthen retention overall in the province.

Immigration Settlement Support Funding (ISSF) is an integral part of addressing the above concerns. The program is designed to provide funding to settlement agencies to help resource settlement services to newcomers such as information orientation, data collection and collaboration, referrals, training, and programs that support community inclusion. The demand for these services continues to grow as Immigration's newcomer nomination certificates increase.

Data Sources: Internal Data Sources, External Data Sources, Statistics Canada

Data Gaps – No consolidated data source / completeness

Target Population: Newcomers to the province of New Brunswick

Direct Benefits:
Gender:
Gender Balanced

Income Distribution:
All income levels

Inter-Generational:
No significant generational impacts

Additional Characteristics:
Newcomers, Racialized Communities, 2SLGBTQI+ people, Students, Workers, English or French as second+ language learners, Single person households, Parents, Lone parent households

GBA+ Timing: Existing – GBA+ still current

Corrections Reform Strategy

Programming for inmates in provincial corrections facilities is extremely limited. Reducing the pattern of inmates re-offending requires individualized treatment of inmates, directed at each person leaving jail with improved circumstances, i.e., healthier where possible, and with insight into the drivers of their criminal behaviour, as well as some additional skills/education.

This strategy includes case managers to assess needs and work directly with inmates in jail and follow them on discharge, training for all correctional personnel, and access to cognitive-behavioural intervention and motivational interviewing. The Strategy delivers to most inmates the Integrated Correctional Program Model that has proven to reduce re-offending by 57-82% (depending on type of offence and engagement of the inmate), with programming adapted for the unique needs of female offenders, youthful offenders, Indigenous offenders, sex offenders and intimate partner violence offenders. It also includes investment in faith-based and spiritually informed programs by outside service providers.

Data Sources: Internal Data Sources

Data Gaps –none specified

Target Population: Inmates in provincial corrections facilities

Direct Benefits:
Gender:
Gender-balanced

Income Distribution:
All income levels

Inter-Generational:
Adults
Individuals under the age of 18

Additional Characteristics:
Indigenous peoples

GBA+ Timing: No GBA+ was previously conducted on this item

Correctional Services Budget Shortfall

The government operates New Brunswick's six provincial correctional institutions: four for adult male offenders, one for women, and the New Brunswick Youth Centre.

There is an increase in operating and resourcing costs, including overtime to properly staff units, avoid disturbances, and to accompany inmates requiring medical attention outside of the institution (e.g., hospital visits).

Ensuring the safety of both staff and inmates is the driver for requesting additional annual funding to support overtime costs, direct supplies for inmate care, and worker compensation.

Data Sources: Internal Data Sources

Data Gaps – none specified

Target Population: Correctional services staff and inmates

Direct Benefits:
Gender:
Gender Balanced

Income Distribution:
All income levels

Inter-Generational:
Adults
Individuals under the age of 18

Additional Characteristics:
N/A

GBA+ Timing: No GBA+ was previously conducted on this item

Police Reform Strategy

The RCMP polices 98% of New Brunswick, and short- and medium-term improvement requires a strategic increase in funding to the RCMP – as well as to the enablers of RCMP success. These investments are necessary to increase police visibility, maximize front-line officer efficiency, increase the rate at which crimes are solved, and thus reduce the crime rate and improve public confidence.

Increased annual funding to the RCMP will allow for the addition of 80 police officers, including 51 front-line police officers (achieving a ratio of 1 officer per 100,000 New Brunswickers) and will expand key specialized units that are unable to meet current needs.

Data Sources: Internal Data Sources

Data Gaps – none specified

Target Population: All New Brunswick residents (from a public safety lens)

Direct Benefits:
Gender:
Gender-balanced

Income Distribution:
All income levels

Inter-Generational:
All ages

Additional Characteristics: N/A

GBA+ Timing: No GBA+ was previously conducted on this item

Primary Health Care Transformation

New Brunswick's primary health care sector is experiencing many challenges, including issues with access to timely care; availability of primary care providers; and recruitment and retention issues for physicians, nurses, and allied health professionals. Primary health care services in New Brunswick have been mostly delivered by family physicians operating in solo (55% of total family physicians) or group practices that lack interdisciplinary care.

There is a critical need to evolve New Brunswick's primary health care service delivery toward interdisciplinary team-based care at a much higher pace, along with strengthening the governance and oversight of primary health care delivery.

To improve primary health care in New Brunswick, the government will modernize the way it recruits, hires, and pays its primary care providers by incentivizing and supporting team-based practices. Improving access to primary care within New Brunswick is a pillar of the provincial health plan, Stabilizing Health Care: An Urgent Call to Action, which was released in November 2021.

Data Sources: Internal Data Sources

Data Gaps – none specified

Target Population: Primary care providers; family physicians, nurse practitioners, allied health professionals, and patients across the province who may be part of a family physician solo practice, nurse practitioner, a family medicine New Brunswick medical practice or a patient of a community health center or health service center

Direct Benefits:
Gender:
Gender Balanced

Income Distribution:
All income levels

Inter-Generational:
No significant generational impacts
All ages

Additional Characteristics:
Anglophone Populations, Francophone Populations, Urban populations, Rural or remote populations

GBA+ Timing: No GBA+ was previously conducted on this item

Indigenous Capacity Funding

There is a constitutional requirement to uphold the Honour of the Crown by engaging Indigenous communities in meaningful consultation to understand resource development impact on Aboriginal and Treaty Rights and to accommodate when appropriate. The government has multiple key resource development initiatives that require meaningful consultation. As part of consultation the government is often requested to provide capacity funding to enable the Nations to meaningfully participate and hold community consultations.

Capacity Funding would be provided to Indigenous leadership, representative organizations and/or communities to enable robust consultation and engagement, and the opportunity to incorporate Indigenous knowledge in important resource development initiatives.

Data Sources: Internal Data Sources, External Data Sources, Statistics Canada

Data Gaps – none specified

Target Population: Indigenous leadership (3 First Nations), representative organizations and 16 communities

Direct Benefits:
Gender:
Gender Balanced

Income Distribution:
All income levels

Inter-Generational:
Primarily benefits youth, children, or future generations
All ages

Additional Characteristics:
Indigenous peoples

GBA+ Timing: No GBA+ was previously conducted on this item

Sustainable Canadian Agricultural Partnership

The Sustainable Canadian Agricultural Partnership (S-CAP) is a new 5 year federal-provincial-territorial agreement that replaces the Canadian Agricultural Partnership. This will be the 5th federal-provincial-territorial agreement since 2003. Programming supports the agriculture sector. There is an increased focus under S-CAP to increase the proportion of funding recipients who are women, youth and/or Indigenous peoples. The government will be encouraging more women, youth and/or Indigenous peoples to apply.

Data Sources: Internal Data Sources

Data Gaps – none specified

Target Population: New Brunswick agriculture producers

Direct Benefits:
Gender:
Men (60-79%)

Income Distribution:
All income levels

Inter-Generational:
All ages

Additional Characteristics:
Indigenous peoples, Rural populations

GBA+ Timing: No GBA+ was previously conducted on this item

Indigenous Domestic Intimate Partner Violence Outreach

The government of New Brunswick has approved funding from the federal government to establish Indigenous Domestic/Intimate Partner Violence (DIPV) Outreach programs in eight First Nation communities. The Program will provide specialized services to Indigenous women and their children in: Elsipogtog, Indian Island, Bouctouche, Sitansisk (St. Mary's), Welamooktook (Oromocto), Pilitck (Kingsclear), Negootkook (Tobique), and Woolastookgiw (Woodstock) First Nations. Services will also be provided to Indigenous women living off-reserve in these geographical areas.

This program helps to remove barriers and improve overall inequities in services for a vulnerable population in New Brunswick. This program will provide specialized supports and services that are culturally relevant, safe, and easily accessible for Indigenous women, Two Spirit, transgender, lesbian, and bisexual people who are experiencing intimate partner violence in their communities. To improve overall safety and well-being, these supports, and services will be Indigenous-led and delivered by an Indigenous person.

Data Sources: External Data Sources, Statistics Canada

Data Gaps – none specified

Target Population: Indigenous women and their children in eight First Nation communities in New Brunswick

Direct Benefits:
Gender:
Predominantly Women (>80%)
Transgender and Gender Diverse Individuals (60-79%)

Income Distribution:
All income levels

Inter-Generational:
All ages

Additional Characteristics:
Indigenous peoples, 2SLGBTQI+ people, Individuals in particular regions

GBA+ Timing: Early in idea/development phase (when options/proposals are being developed)

Canada-New Brunswick Agreement: Crisis Hotlines Responding to Gender-Based Violence

In 2021, the Federal Government committed to a four-year contribution of $30 million dollars of temporary funding to distribute among thirteen provincial and territorial governments for existing gender-based violence (GBV) crisis hotlines. The Government of New Brunswick is receiving up to $700,000 over three years to support not-for-profit organizations providing existing multi-lingual GBV crisis hotlines who have addressed the impacts of the COVID-19 pandemic relative to GBV crisis support and have adapted the delivery of services post-pandemic. If services are required in languages other than English and French, free translation is provided.

The government will allocate first year funding to support existing gender-based violence crisis hotlines.

Data Sources: External Data Sources

Data Gaps – None specified

Target Population: Survivors of gender-based violence across the province

Direct Benefits:
Gender:
Predominantly Women (>80%)
Transgender and Gender Diverse Individuals (60-79%)

Income Distribution:
Lower Income
Middle Income

Inter-Generational:
All ages

Additional Characteristics:
2SLGBTQI+ people, Persons with physical disabilities, Persons with mental disabilities, Students, Workers, Racialized people, Indigenous peoples, Newcomers, Anglophone Populations, Francophone Populations, English or French as second language learners, Single person households, Parents, Lone parent households

GBA+ Timing:
Late stage (will be completed prior to MEC submission)

Preventing Domestic Homicides in Atlantic Canada: Looking Back to See Our Way Forward

With funding through Women and Gender Equality Canada, this 10-year retrospective study will gather data on domestic homicides in Atlantic Canada to accurately document trends and patterns.

Recommendations from this research will help identify priority areas to prevent domestic homicides in New Brunswick and help inform the direction for the Atlantic Domestic Homicide Review Network, which New Brunswick participates in.

Additionally, many children witness domestic homicide or are otherwise negatively impacted. Preventing domestic homicides can lessen the persistence of intergenerational trauma caused by this.

Data Sources: Internal Data Sources, Statistics Canada

Data Gaps – none specified

Target Population: Women survivors of intimate partner violence in New Brunswick

Direct Benefits:
Gender:
Predominantly Women (>80%)

Income Distribution:
All income levels

Inter-Generational:
Youth, Children, and Future Generations
All ages

Additional Characteristics:
Persons with physical disabilities, Persons with mental disabilities, Persons with intellectual and developmental disabilities; Racialized people, Indigenous peoples, Newcomers, English or French as second+ language learners, Anglophone Populations, Francophone Populations, Parents

GBA+ Timing: Existing – GBA+ still current

GBA+ Responsive Approach: WEB has extensively considered issues of confidentiality with the release of domestic homicide statistics and has taken steps to ensure security with data transfers and confidentiality of all those involved in the research.

Improving the Response to Sexual Violence at Public Post-Secondary institutions in New Brunswick

Women and marginalized populations are subject to higher rates of sexual violence, particularly on university campuses. The government will be piloting a project that aims to increase sexual violence services at post-secondary institutions, particularly in response to and creating awareness of sexual violence.

The objectives are to identify and assess strengths and gaps of sexual violence services at public post-secondary institutions (PPSIs) in New Brunswick; design and test a model(s) of service delivery in both official languages and develop and implement a training strategy to prepare the PPSI communities to address sexual violence at their institutions.

Data Sources: Internal Data Sources, External Data Sources, Statistics Canada, International Organizations

Data Gaps – none specified

Target Population: Students attending post-secondary institutions who are victims of sexual violence

Direct Benefits:
Gender:
Women (60-79%)

Income Distribution:
Lower Income

Inter-Generational:
Individuals between 18-29

Additional Characteristics:
2SLGBTQI+ people, Students, Individuals with some high school, high school graduate or equivalent

GBA+ Timing:
Existing – GBA+ was refreshed

GBA+ Responsive Approach: When thinking about intervention and service delivery, it is important to consider how campuses will offer identity-affirming support for survivors of sexual violence, especially for 2SLGBTQI+ survivors and Indigenous survivors. Ideally, those supports would be available within sexual violence offices. If not, recommendations for strong referral channels may help address gaps on campuses with fewer resources.

Community-Based Sexual Violence Services Program

In 2022-2023, five agencies were identified to receive funding to provide community co-ordination of the response to sexual violence and offer specialized sexual violence counselling services.

Phased in over two years, the program would expand in 2023-2024. Funds will go directly to communities to support survivors as they navigate health, social and justice systems; develop the response to sexual violence at the community level and provide accessible, timely and sustained specialized sexual trauma counselling.

Being that sexual violence is gendered violence, women are predominantly the victims and survivors in these cases and will primarily benefit from this initiative, however many intersecting identities and populations will also access these services. Male and 2SLGBTQI+ victims and survivors of sexual violence may also be positively impacted as more services could become available to them to address their trauma.

Data Sources: Internal Data Sources, External Data Sources, Statistics Canada

Data Gaps – none specified

Target Population: Victims and survivors of sexual violence

Direct Benefits:
Gender:
Predominantly Women (>80%)

Income Distribution:
All income levels

Inter-Generational:
Adults

Additional Characteristics:
Individuals in particular regions, 2SLGBTQI+ people, Racialized people, Indigenous peoples, Newcomers, Persons with physical disabilities, Persons with mental disabilities, Persons with intellectual and developmental disabilities

GBA+ Timing: Although no GBA+ was previously conducted on this item, efforts have been made to ensure agencies will be able to use travel allocations to reach clients in rural areas or, in other cases, offer travel funds to clients unable to reach services

Community Museums Summer Employment Program (CMSEP)

An increase to the Community Museums Summer Employment Program (CMSEP) budget will help meet the needs of community museums and support the economy and those seeking employment.

The CMSEP provides funding to community museums for the creation of summer employment positions. Employees gain experience in the museum industry and support the promotion of New Brunswick heritage. Employment is targeted to individuals aged 19-29 enrolled in post-secondary education. These individuals are provided employment while gaining experience in the heritage field. The museums also benefit by having greater capacity to operate and welcome visitors to their institutions.

The CMSEP budget funds 9 weeks of employment for 100 summer positions. This is further supplemented by THC in other budget areas to add an additional 15 positions to meet the needs of eligible museums.

Data Sources: Internal Administrative data

Data Gaps – none specified

Target Population: Individuals between 19-29 years old who are enrolled in post-secondary education

Direct Benefits:
Gender:
Women (60-79%)

Income Distribution:
All income levels

Inter-Generational:
Individuals between 19-29

Additional Characteristics:
Students, Urban populations

GBA+ Timing: No GBA+ was previously conducted on this item

Minimum Wage Increases

The approximately 19,300 minimum wage earners in New Brunswick are diverse in age, gender, and socio-economic status. However, some groups are overrepresented among minimum wage earners, and stand to benefit the most from this upcoming increase, such as women (57% of minimum wage earners), youth (37%) and those with a high school education or less.

In recognition of challenging economic conditions, annual Consumer Price Index based adjustments to the minimum wage are important to protect the standard of living of our lower-wage earners and ensure New Brunswick is competitive with neighbouring Atlantic provinces.

On April 1, 2023, it is expected that the minimum wage will increase approximately $1 (from $13.75 to $14.75) following a high inflationary period.

Data Sources: Internal Data Sources, Statistics Canada

*Data Gaps – none specified

Target Population: New Brunswickers earning minimum wage

Direct Benefits:
Gender:
Gender Balanced[3]

Income Distribution:
Lower Income

Inter-Generational:
Primarily benefits youth, children, or future generations

Additional Characteristics:
Workers

GBA+ Timing: Early in idea/development phase (when options/proposals are being developed)

---

[3] Items are marked gender-balanced unless a particular gender is impacted by the item 60% or more.

New Brunswick Post-Graduate Medical Education Priorities: Anglophone and Francophone programs

This investment will advance the increase of medical seats in New Brunswick and the development of commensurate number of Anglophone and Francophone residency training seats. It will fund the needed increase, creating more training opportunities for New Brunswick medical students to do their residency training in New Brunswick. An additional element of this budget request includes support funding (staff, leasing increases, etc.).

Additionally, the training opportunities provided to students through this initiative will increase access to residency training for female students as well as under-represented groups— in particular: Indigenous populations, people from lower socioeconomic statuses, and rural/remote populations (as per the Canadian Medical Schools' social accountability mandate).

Data Sources: Internal Data Sources

Data Gaps – none specified

Target Population: New Brunswick medical students needing access to residency training program locations in New Brunswick

Direct Benefits:
Gender:
Gender Balanced

Income Distribution:
All income levels

Inter-Generational:
Individuals between 18-29
All ages

Additional Characteristics:
Students, Racialized Communities, Indigenous peoples, Anglophone Populations, Francophone Populations, Urban populations, Rural or remote populations

GBA+ Timing: No GBA+ was previously conducted on this item

Residential Tenancies Tribunal Pressures

A series of legislative changes were made to *The Residential Tenancies Act* which has increased the workload on the Residential Tenancies Tribunal. Additionally, there is an increase in the data requirements of the Tribunal which has resulted in the need for a new IT system.

Additional funding is being requested to support the Information Technology Solution.

This funding will address the increased need resulting from the legislative changes.

Data Sources: Internal Data Sources

Data Gaps – none specified

Target Population: Renters in New Brunswick

Direct Benefits:
Gender:
Gender Balanced

Income Distribution:
All income levels

Inter-Generational:
Adults

Additional Characteristics:
Rural populations, Urban populations

GBA+ Timing: Existing – GBA+ still current

NB Public Libraries Service

New Brunswick Public Library System (NBPLS) has been asked by the New Brunswick Union to make menstrual hygiene products available through public libraries to combat the phenomenon of *period poverty*.

NBPLS will supply free menstrual products in all libraries, at a cost of $15,480/year for small and medium sized libraries and $24,000/year for large sized libraries as well as resource centres.

Data Sources: External Data Sources

Data Gaps – none specified

Target Population: Public Library goers who menstruate

Direct Benefits:
Gender:
Predominantly Women (>80%)

Income Distribution:
Lower Income

Inter-Generational:
No significant generational impacts

Additional Characteristics:
2SLGBTQI+

GBA+ Timing: Unknown whether a GBA+ has been conducted on this item

Student Financial Assistance

With high inflation, rising costs of living and increasing tuition rates, students have a need for more funding through increases in student financial assistance. However, the New Brunswick Loan and New Brunswick Bursary have not increased since 2005 and 2013, respectively.

The removal of the Fixed Student Contribution from the New Brunswick loan calculation and the increase of the New Brunswick Loan and New Brunswick Bursary's weekly amount is expected to have a positive impact on students of all identities. This will affect approximately 6,000 students.

Data Sources: Internal Data Sources

Data Gaps – none specified

Target Population: Post-secondary students

Direct Benefits:
Gender:
Women (60-79%)

Income Distribution:
Lower Income

Inter-Generational:
Primarily benefits youth, children, or future generations; Individuals between 18-29

Additional Characteristics:
Students

GBA+ Timing: Unknown whether a GBA+ has been conducted on this item

Secretariat of Official Languages

GNB has announced the creation of a Secretariat of Official Languages, which will be launched on April 1st, 2023. The Secretariat will act as a central GNB agency that will coordinate, support, and promote the Official Languages Act.

New Brunswick's *Official Languages Act* was proclaimed in 1969. It guarantees the equality of both official languages and the linguistic communities. It ensures that New Brunswickers are served by the government in the language of their choice. The Secretariat of Official Languages' mandate will be to create a positive cultural change within government and in the communities by focusing on positive aspects of bilingualism, and to maintain and enhance bilingualism within the public service.

This investment will allow the Secretariat to undertake public outreach campaigns to promote respect, knowledge, and communication between the two linguistic communities and the economic benefits of bilingualism in the province and to ensure regular consultation with various stakeholders from both linguistic communities to mitigate any potential tension around official languages.

Data Sources: External Data Sources

Data Gaps – none specified

Target Population: All New Brunswickers, Francophone and Anglophone stakeholder groups

Direct Benefits:
Gender:
Gender Balanced

Income Distribution:
All income levels

Inter-Generational:
All ages

Additional Characteristics:
Anglophone Populations, Francophone Populations, English or French as second+ language learners

GBA+ Timing: No GBA+ was previously conducted on this item

Preschool Autism Services

The Preschool Autism Program will allow children with autism spectrum disorder and their families to access therapeutic services in a timely manner. The children will have the opportunity to learn helpful skills and competencies that will help them be better prepared to enter the school system.

This investment will allow the service provider to hire additional staff and increase salaries to stay competitive given the current employee shortage across the sector. This also prevents a wait list of clients, which would be contrary to regulations, and allows the service provider to offer high quality services in a timely manner.

Data Sources: Internal Data Sources, Statistics Canada

Data Gaps – none specified

Target Population: Children who have received a diagnosis of autism spectrum disorder and their family

Direct Benefits:
Gender:
Gender Balanced

Income Distribution:
All income levels

Inter-Generational:
Primarily benefits youth, children, or future generations

Additional Characteristics:
Individuals under the age of 18, Persons with intellectual and developmental disabilities, Anglophone Populations, Francophone Populations, Parents

GBA+ Timing: No GBA+ was previously conducted on this item

Community Autism Resource Centres

The government will utilize additional funds to provide greater financial support Autism centres in New Brunswick to address increased demand and support improvements in service delivery.

There are currently 11 Autism Resource Centres in the province of New Brunswick. An Association exists to ensure some consistency in their mandate and basic service delivery. The services and programs each centre offers have expended considerably over the last few years and the numbers of clients with autism reaching out for services through Autism Resource Centres are growing in our communities. However, the funding provided by Health has remained the same for over 15 years. Increasing funding to reflect these changes will allow the centres to better serve the population.

Data Sources: Internal Data Sources

Data Gaps – none specified

Target Population: Neuro-diverse population; people who are diagnosed in the Autism Spectrum

Direct Benefits:
Gender:
Gender Balanced

Income Distribution:
All income levels

Inter-Generational:
All ages

Additional Characteristics:
Persons with mental disabilities, Persons with intellectual and developmental disabilities, Students, Workers, Anglophone Populations, Francophone Populations, Individuals with some high school, high school graduate or equivalent

GBA+ Timing: No GBA+ was previously conducted on this item

Addressing the Learning Gap - Anglophone

Throughout the pandemic, and during labour disputes, students have encountered significant loss of face-to-face instructional time.

As a result, there have been persistent challenges with student achievement in literacy and numeracy.

This investment includes 98 Full Time Employees (FTE) to address the literacy gap. It also includes the planning of mathematics curriculum for grades 4-8 to address the decline of mathematics provincial assessment results. It will outline the creation and delivery of online courses containing curriculum and professional learning, will provide release days for educators to build capacity, and will embed mathematics tutoring within districts for specialized intervention for identified students. For literacy, dedicated in-class support specialists in every elementary school will work directly with K-3 students to address the gaps that have resulted over the last few years.

The result is to help all students who fell behind in numeracy and literacy in the last few years to close the gap in their learning and increase their skills and competencies.

Data Sources: Internal Data Sources

Data Gaps – none specified

Target Population: at-risk students

Direct Benefits:
Gender:
Gender Balanced

Income Distribution:
Low-income

Inter-Generational:
Primarily benefits youth, children, or future generations

Additional Characteristics:
Students, Workers, Anglophone Populations

GBA+ Timing: No GBA+ was previously conducted on this item

Grand Manan Extended Season

Currently, there are two ferries operating on Grand Manan Island, one that runs year-round and the other that runs seasonally. As there is a break in the seasonal ferry schedule, this leaves residents without additional transportation to the mainland after mid-September until mid-June.

This budget increase allows the ferry to make three additional daily round trips from mid-September until Thanksgiving Monday. This extension will allow residents more opportunity to travel to the mainland for services not available—or limited—on the island. In addition, it would allow tourists more time to visit the island, without sacrificing residents' access to the ferry, which would positively impact the island's economy.

While this budget increase impacts all Grand Manan residents and tourists, impacts can be significant for vulnerable groups and specific communities, such as older residents who need to travel to the mainland for specific health services or banking.

Data Sources: External Data Sources, Statistics Canada

Data Gaps – None specified

Target Population: Grand Manan residents

Direct Benefits:
Gender:
Gender Balanced

Income Distribution:
All income levels

Inter-Generational:
Primarily benefits older adults or seniors
All ages

Additional Characteristics:
Rural or remote populations, Individuals in particular regions

GBA+ Timing: No GBA+ was previously conducted on this item

Connectivity – Rural Broadband and Cellular

Responding to the Government of New Brunswick's 2020 Policy Platform, the Office of the Chief Information Officer established a team in 2020 to advocate for upgraded rural broadband and cellular services. That team provided supplemental telecommunications policy and technical expertise to enable GNB to effectively work with telecommunications firms and Government of Canada funding departments to achieve the GNB's policy goals.

New Brunswick has a large rural population. Some of these areas lack quality rural broadband and cellular coverage access around the province.

All New Brunswick residents in these rural areas will benefit from the support of GNB to promote rural broadband and cellular coverage throughout the province.

Data Sources: External Data Sources

Data Gaps – none specified

Target Population: Residents of rural New Brunswick

Direct Benefits:
Gender:
Unknown

Income Distribution:
All income levels

Inter-Generational:
All ages
Primarily benefits youth, children, or future generations

Additional Characteristics:
Rural or remote populations

GBA+ Timing: No GBA+ was previously conducted on this item

White Head Island Three Extra Sunday Trips Pilot

Currently, the ferry servicing between White Head Island and Grand Manan Island runs year-round Monday-Sunday, however it only runs four times on Sunday compared to nine on Monday-Saturday. This is the only ferry servicing the remote community, which leaves residents with limited transportation means.

This budget increase, as part of a pilot project, allows the ferry to make three additional round trips on Sundays from December through March during the 2022-2023 fiscal year. This expansion would allow passengers more opportunity to travel to Grand Manan, and subsequently, the mainland, for services not available—or limited—on the island, i.e., groceries, health services, gas stations, etc.

While an increase in the budget for the ferry service would impact all White Head residents and tourists, impacts can be significant for vulnerable groups and specific communities, such as older residents who need to travel to Grand Manan and the mainland for vital services.

Data Sources: Internal Data Sources, External Data Sources, Statistics Canada, International Organizations

Data Gaps – none specified

Target Population: White Head Island residents

Direct Benefits:
Gender:
Gender Balanced

Income Distribution:
All income levels

Inter-Generational:
Primarily benefits older adults or seniors
All ages

Additional Characteristics:
Rural or remote populations; Individuals in particular regions, Anglophone populations

GBA+ Timing: No GBA+ was previously conducted on this item

Implementation of the Truth and Reconciliation Calls to Action

This budget item will help the government implement two (2) of the Truth and Reconciliation Commission Calls to Action (#57 and #82). First, the department responsible will continue to work to provide education to public servants on topics such as Indigenous culture, Treaties and Aboriginal rights, and Indigenous history. Second, they will continue to engage directly with residential school survivors and their families along with other involved parties to set up meetings to discuss installing a publicly accessible, highly visible monument in the capital city. This monument will honour survivors and memorialize those lost to Residential Schools.

Data Sources: External Data Sources

Data Gaps – none specified

Target Population: Public servants, Indigenous people, and Indigenous public servants

Direct Benefits:
Gender:
Gender Balanced

Income Distribution:
All income levels

Inter-Generational:
All ages

Additional Characteristics:
Indigenous peoples (First Nations)

GBA+ Timing: No GBA+ was previously conducted on this item

Indigenous Community Supports

This investment will provide funding to Indigenous communities to offer culturally appropriate mental health and addiction services for Indigenous Children and Youth in New Brunswick.

In response to the Child and Youth Advocate Report, "No Child Left Behind", the need for Indigenous-led mental health programs was noted as a key recommendation.

Specifically, this will provide funding for the following two areas:

1. Telepsychiatry services for First Nations youth with an Indigenous psychiatrist.

2. Support a partnership to develop and establish a multidisciplinary team to provide direct intervention support to youth struggling with addiction and mental health challenges for the numerous First Nation communities in New Brunswick.

Data Sources: External Data Sources

Data Gaps – none specified

Target Population: Indigenous children and youth who are living on and off reserve in New Brunswick

Direct Benefits:
Gender:
Gender Balanced

Income Distribution:
All income levels

Inter-Generational:
Primarily benefits youth, children, or future generations

Additional Characteristics:
Indigenous peoples

GBA+ Timing: Although no GBA+ was previously conducted on this item, the most important component of this investment will be to ensure that it remains an Indigenous-led service for children and youth. The funding model and collaboration will be used to mitigate this potential risk.

Road Weather Information System Upgrades

The government has a Road Weather Information System (RWIS) which monitors and enhances weather forecasting accuracy. This system was upgraded and expanded in 2022-23, which increased both the network coverage and data available to highway maintenance personnel.

With this, the government has seen incremental increased annual operation and maintenance costs. Due to the increased costs, additional funding is required to continue to provide current and new services.

The budget increase will accommodate the upgrades to the system, which allows maintenance staff to better monitor, plan and respond to inclement weather events on arterial and collector highways. In addition to the travelling public, first responders, maintenance staff and other emergency services employees will benefit directly from these upgrades, as they use the expanded information to serve the affected communities.

Data Sources: Internal Data Sources, Statistics Canada

Data Gaps – none specified

Target Population: New Brunswick residents that live in rural areas and regularly travel on collector and arterial highways

Direct Benefits:
Gender:
Gender Balanced

Income Distribution:
All income levels

Inter-Generational:
Primarily benefits older adults or seniors
All ages

Additional Characteristics:
Workers, Rural or remote populations, Individuals in particular regions

GBA+ Timing: No GBA+ was previously conducted on this item

Government of New Brunswick First Nation Strategy

The coordination of all of Government's initiatives with First Nations will ensure a whole-of-government approach and a better understanding of needs and services. The department will move forward on a path to building a stronger partnership with First Nations by continuing to fund priority sectors, communications resources, external consultants, and other resources to support the strategy.

This strategy will directly benefit First Nations communities by increasing the frequency of direct consultation and communication to ensure a shared vision and harmonious relations.

Data Sources: Internal Data Sources

Data Gaps – none specified

Target Population: First Nations people

Direct Benefits:
Gender:
Gender Balanced

Income Distribution:
All income levels

Inter-Generational:
All ages

Additional Characteristics:
Indigenous peoples

GBA+ Timing: No GBA+ was previously conducted on this item

Literacy and Numeracy gap – Francophone

The disruption caused by the pandemic has widened the reading gap among students. Several research studies and provincial assessment results in the francophone sector confirm that this situation is exacerbated in minority language settings. In addition, the education system must support teachers who are not necessarily equipped to teach reading formally at the required levels.

The Right to Read report and the impact of the pandemic on students' literacy skills requires the education system to act quickly. Formal reading instruction must occur from kindergarten to Grade 4. The francophone sector needs to revise and update its K-4 curricula, supporting materials, and teaching resources so that they are based on the science of reading. In-service training for K-4 teachers must also be developed and provided so that the practices recommended by the research are implemented as soon as possible.

Data Sources: Internal Data Sources

Data Gaps – none specified

Target Population: At-risk students

Direct Benefits:
Gender:
Gender Balanced

Income Distribution:
Low-Income

Inter-Generational:
Primarily benefits youth, children, or future generations

Additional Characteristics:
Students, Workers, Francophone Populations.

GBA+ Timing: No GBA+ was previously conducted on this item

New Brunswick Canada Games 2029 - Hosting

New Brunswick has agreed to accept its place in the Canada Summer Games Hosting rotation and host the event in 2029. This includes a commitment to provide $10.35M in funding to the Host Society over 4-5 years beginning in 2025-2026 fiscal.

Hosting the Canada Summer Games can provide benefits to a broad cross-section of the population. Benefits are planned under four pillars– Sport Development, Social Development, Environmental Development and Economic Development. Further, post-Games benefits should include improved access to wellness infrastructure and programming.

Data Sources: Internal Data Sources, External Data Sources, Statistics Canada, International Organizations

Data Gaps – none specified

Target Population: Athletes, coaches, volunteers, communities, local businesses, spectators, and vendors

Direct Benefits:
Gender:
Gender Balanced

Income Distribution:
All income levels

Inter-Generational:
No significant generational impacts
All ages

Additional Characteristics:
N/A

GBA+ Timing: Existing – GBA+ still current

Canada Games 2029 – Sports Development

New Brunswick has agreed to host the Canada Summer Games in 2029. A strategic priority of the Games is Sport Development. The profile enjoyed by the Games can be used as a catalyst for the development of sport. In the first phase of development, the focus will be on improving the quality of the system and expanding programming.

Funding will be available to provincial sport organizations and clubs to support the hiring and development of technical leaders and coaches who can have a direct impact on program quality.

Data Sources: Internal Data Sources

Data Gaps – Sport organizations have only recently begun to allow participants to select additional gender options beyond male and female. Data will be available in the near future

Target Population: Children and youth (3-19) currently participating in the organized sport system and those yet to enter the system

Direct Benefits:
Gender:
Gender Balanced

Income Distribution:
All income levels

Inter-Generational:
Primarily benefits youth, children, or future generations

Additional Characteristics:
Students, Urban populations, Rural or remote populations, Individuals in particular regions

GBA+ Timing: Although no GBA+ was previously conducted on this item, THC has invested efforts to make organized community sport more accessible for diverse groups of youth and to close the gender gap **(**40% of children and youth participants in organized community sport are female while 60% are male)

NB Insulin Pump Program and Continuous Glucose Monitoring

To support equitable and affordable access to insulin pump therapy and continuous glucose monitoring (CGM) technology among individuals living with diabetes who meet medical criteria, the New Brunswick Insulin Pump Program (NBIPP) is expanding its eligibility criteria and implementing policy changes.

These changes include removing the age limit on eligibility; introducing coverage for CGM for New Brunswick residents with Type 1 diabetes, Type 2 diabetes on intensive insulin therapy and those at highest risk for poor clinical outcomes; updating the client/family contribution calculation to reflect current income levels and costs of living; and ensuring private insurers are paying their portion.

Previously in New Brunswick, insulin pump therapy assistance was only available to those under age 25, and coverage for CGM was only available to income assistance clients with Type 1 diabetes for whom CGM is requested by a diabetes specialist. These changes support more affordable access to these therapies for all New Brunswickers meeting medical eligibility criteria who need them.

Data Sources: Internal Data Sources, External Data Sources, Statistics Canada

Data Gaps – none specified

Target Population: New Brunswick residents living with diabetes who meet medical eligibility criteria for pump therapy and/or for CGM therapy

Direct Benefits:
Gender:
Gender Balanced

Income Distribution:
All income levels

Inter-Generational:
No significant generational impacts
All ages

Additional Characteristics:
N/A

GBA+ Timing: No GBA+ was previously conducted on this item

New Brunswick Lung Cancer Screening Program

This initiative will support implementation of the NB Lung Cancer Screening Program (the Program) for the early detection of lung cancer in high-risk individuals.

New Brunswick has one of the highest rates of lung cancer in Canada. Eight hundred and sixty new lung cancer cases were diagnosed in New Brunswick in 2021 and 600 people died of the disease. The number of new cases of lung cancer and deaths is projected to increase, mostly due to population growth and aging.

Screening programs are intended to detect pre-cancerous conditions in individuals without symptoms, and cancer in its early stages. The proposed program would provide screening to individuals aged 50 to 75 years old who have at least a 2% estimated 6-year risk of developing lung cancer or have at least a 20 pack-year smoking history, who still smoke or have quit less than 15 years ago.

Data Sources: Statistics Canada, International Organizations, External data sources

Data Gaps – none specified

Target Population: New Brunswickers aged 50-75 with a heightened risk of developing lung cancer

Direct Benefits:
Gender:
Gender Balanced

Income Distribution:
All income levels

Inter-Generational:
Primarily benefits older adults and seniors

Additional Characteristics:
Indigenous peoples

GBA+ Timing:
No GBA+ was previously conducted on this item

Wage Increases for Human Service Workers

Human service workers play a vital role in caring for New Brunswick's vulnerable populations. Almost 12,000 individuals are employed as human services workers in New Brunswick, the vast majority of whom are women.

Retention of these workers is currently a challenge as their work is demanding and their wages, often lower than other occupations, have not kept pace with rising prices. Increasing the wages of human service workers will acknowledge the importance of their roles in serving New Brunswickers in need. This will support staff recruitment and retention efforts.

Overall, increased wages for workers in this important sector will help ensure continuity and quality of care by better retaining qualified care staff.

Data Sources: Internal Data Sources, Statistics Canada, External Data Sources, International Organizations

Data Gaps – none specified

Target Population: Human service workers employed by Social Development

Direct Benefits:
Gender:
Predominately women (>80%)

Income Distribution:
Lower Income

Inter-Generational:
Individuals ages 18-64
Older adults or seniors

Additional Characteristics:
Workers, Individuals with some high school, high school graduate or equivalent, Individuals with college or other non-university certificate or diploma

GBA+ Timing: No GBA+ was previously conducted on this item

Increasing Nominal Rate of Social Assistance

Increasing the nominal rate of social assistance will help protect the purchasing power of recipients amid the rising cost of living. This increase is anticipated to benefit nearly 22,000 New Brunswick households (singles and families) in 2023-2024 and will directly impact low-income individuals aged 18-64 who require income support to meet their basic needs.

70% of social assistance households are single individuals and 30% are families living together. 71% of social assistance recipients are individuals with a high school level education.

Children and youth will indirectly benefit from the increase to social assistance because without it, the purchasing power of their parents would decrease due to high rates of inflation.

Data Sources: Internal data sources, External Data Sources, Statistics Canada

Data Gaps – none specified

Target Population: Recipients of social assistance in New Brunswick

Direct Benefits:
Gender:
Gender Balanced

Income Distribution:
Lower Income

Inter-Generational
Individuals aged 18-64
Youth, children, or future generations

Additional Characteristics:
Anglophone Populations, Francophone Populations, Single person households, Parents, Lone parent households, Individuals with some high school, high school graduate or equivalent

GBA+ Timing: Existing GBA+ was refreshed

Apprenticeship Officers

The construction sector is going to see 10,000 vacancies over 10 years and due to the housing demand will see a need for labour force growth in Skilled Trades.

The government plans to hire three new apprenticeship officers, one of which will be a provincial Indigenous apprenticeship officer who will work with all First Nations communities in New Brunswick to promote and increase Indigenous participation in the trades.

The department continues to strive to increase the participation of women and equity-seeking groups in apprenticeship. There are currently 100 active Indigenous apprentices here in the province.

This initiative is in line with the 2022-25 Strategic Plan of the Apprenticeship and Occupational Certification Board, which identified 'Diversity and Inclusion' as a priority area. Over this period of time, the department will strive to ensure that New Brunswick's apprenticeship and occupational certification system is inclusive, free from discrimination and that it provides equitable opportunities for under-represented and barriered people to train successfully, to become certified tradespeople and to have gainful careers here in the province.

Data Sources: Internal Data Sources

Data Gaps – none specified

Target Population: Indigenous, newcomers and women apprentices

Direct Benefits:
Gender:
Gender Balanced

Income Distribution:
All income levels

Inter-Generational:
Primarily benefits youth, children, or future generations
Individuals between 18-29

Additional Characteristics:
Indigenous Peoples, Racialized Communities, Newcomers, Individuals with some high school, high school graduate or equivalent

GBA+ Timing: No GBA+ was previously conducted on this item

Nursing Homes Without Walls

Nursing Homes Without Walls (NHWW) is an innovative solution developed through the Healthy Seniors Pilot Project to provide community-based supports to help keep seniors at home longer while receiving the services they need.

The program began as a pilot project in four locations in southeastern New Brunswick and the Acadian Peninsula and will expand to an additional 16 locations in 2023.

Community supports that promote aging in place aligns with what New Brunswick's senior population states as important to them; being able to remain at home as they age.

Data Sources: Internal Data Sources, External Data Sources, Statistics Canada

Data Gaps – none specified

Target Population: New Brunswick Seniors aging at home and their informal care networks

Direct Benefits:
Gender:
Women (60-79%)

Income Distribution:
All income levels

Inter-Generational:
Primarily benefits older adults or seniors

Additional Characteristics:
Urban populations, Rural or remote populations

GBA+ Timing: Although no GBA+ was previously conducted on this item. Gender-based analyses will be part of the research and evaluation from the pilot project of NHWW

Designated Preschool Space Creation

In the Canada-New Brunswick Canada-Wide Early Learning and Child Care Agreement, New Brunswick committed to creating and funding 3,400 new designated preschool spaces, of which 1,000 new spaces would be in the hybrid (for-profit) sector.

Further growth of preschool designated spaces in the hybrid sector is not permitted under the Canada-Wide Agreement, unless New Brunswick can demonstrate that it has made all efforts to grow the not-for-profit sector. Government is presenting an option to add 200 hybrid spaces to be created and provincially funded for 2023-2024.

The early learning and childcare sector is mostly composed of women operators and workers; they will continue to be positively impacted by this extended financial support. Children are the most impacted by the level of quality of care and education they receive while in childcare and will be positively impacted by increased access to quality, inclusive childcare.

Data Sources: Internal Data Sources

Data Gaps – none specified

Target Population: For-profit operators that would offer designated preschool spaces (0-5 years old)

Direct Benefits:
Gender:
Women (60-79%)

Income Distribution:
All income levels

Inter-Generational:
Primarily benefits youth, children, or future generations
Adults

Additional Characteristics:
Persons with Disabilities, Persons with physical disabilities, Persons with mental disabilities, Persons with intellectual and developmental disabilities, Indigenous peoples, Racialized Communities, Newcomers, Parents, Lone parent households, Anglophone Populations, Francophone Populations

GBA+ Timing: No GBA+ was previously conducted on this item

Moving Forward

This Gender Impact Statement continues and expands on our collective effort at reviewing and reporting on how budgetary decisions affect groups of New Brunswickers differently. Gender Impact Statement 2023 represents GNB's continued effort to advance comprehensiveness and transparency. We are committed to ensuring that gender equality, diversity and inclusion remain central components of decision-making.

After releasing the Gender Impact Statement in 2021, we heard from stakeholders that they wanted increased transparency around how GBA+ was approached in the budget process. We have since adopted a strategy to further report on this, which we are aiming to improve each year. For this Gender Impact Statement, we identified 40 budget items, up from 17 in 2022, and gathered information from department leads and GBA+ Champions about how GBA+ was considered. Based on our review of the information and follow ups with departments about the impacts of their items where necessary (positive, negative, direct, and indirect), we recognized that more needs to be done across Government to promote the use of GBA+.

Our long-term goal is to have GBA+ considered by all departments when they are in the initial stages of their budget planning. However, in the meantime, it is important to ensure departments are aware that GBA+ can be used throughout the lifecycle of programs, policies, services, and initiatives. Our continual goal is to reach out to each department through our excellent network of GBA+ Champions and the Community of Practice program and offer information and support about the critical importance of engaging with GBA+. This will let decision makers, program advisors, and policy analysts know that it is never too late to identify, monitor, and mitigate negative impacts and to communicate positive impacts to those who could benefit.

Another reality that became apparent for us during this process was the real or perceived lack of disaggregated data to assist with GBA+. Access to disaggregated data is a crucial component of the GBA+ process. Given the federal government's commitment to improved data collection through their Disaggregated Data Action Plan, we are optimistic that the adjustments made to improve access to disaggregated data at the federal level will support our efforts to better understand intersectional experiences here in New Brunswick.

If you have feedback or suggestions about this process, we welcome your input. Please contact us.

Acknowledgements

The Women's Equality Branch and Finance and Treasury Board would like to sincerely thank the many departmental program leads, Directors of Finance, and GBA+ Champions across Government who have helped make this Gender Impact Statement possible. Additionally, we would like to acknowledge our colleagues at Post-Secondary Education, Training, and Labour for their commitment to providing consistent and reliable labour force data disaggregated by gender.